UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO
SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

ACTUATE CORPORATION
(Name Of Subject Company (Issuer))

ACTUATE CORPORATION
(Name of Filing Persons (Offeror))
Common Stock, $0.001 par value
(Title of Class of Securities)
00508B102
(CUSIP Number of Class of Securities)

Peter I. Cittadini
President and Chief Executive Officer
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, California 94404
(650) 645-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
John Larson, Esq.
William A. Myers, Esq.
Morgan, Lewis & Bockius LLP
One Market Street Spear Street Tower
San Francisco, California 94105
(415) 442-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$60,000,000	$2,358.00

* Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.

S	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,358.00
Form or Registration No.: Schedule TO
Filing Party: Actuate Corporation
Date Filed: November 5, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Act”) with the Securities and Exchange Commission (the “SEC ”) on November 5, 2008, as amended by Amendment No. 1 to Schedule TO filed with the SEC on November 12, 2008, Amendment No. 2 to Schedule TO filed with the SEC on November 24, 2008 and Amendment No. 3 to Schedule TO filed with the SEC on December 5, 2008 (as amended and supplemented, the “Schedule TO ”) by Actuate Corporation (“Actuate” or the “Company”) in connection with the Company’s offer to purchase up to a maximum of $60 million worth of its common stock, par value $0.001 per share, at a price not more than $3.50 nor less than $3.00 per share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 2008 (the “ Initial Offer to Purchase ”), as amended and supplemented by the Supplement to the Offer to Purchase dated November 24, 2008 (the “ First Supplement ”, together with the Initial Offer to Purchase, the “ Original Offer to Purchase ”) and the Second Supplement to the Offer to Purchase dated December 5, 2008 (the “Second Supplement”) (together with the Original Offer to Purchase, the "Offer to Purchase”) the letter of transmittal dated November 5, 2008, as amended by the Amended Letter of Transmittal dated November 24, 2008 and Second Amended Letter of Transmittal dated December 5, 2008 (“Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer ”.
This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer is incorporated herein by reference in response to all of the items of this Amendment No. 4 to Schedule TO, except that Amendment No. 4 is being filed solely to amend and supplement Item 12 of the Schedule TO.
Item 12 of the Schedule TO is hereby amended and supplemented as follows:
     On December 19, 2008, Actuate announced the preliminary results of its tender offer, which expired at midnight, New York City Time, on Thursday, December 18, 2008. A copy of the press release is filed as Exhibit (a)(5)(J) to this Schedule TO and is incorporated herein by reference.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTUATE CORPORATION
Dated: December 19, 2008	By:	/s/ PETER I. CITTADINI
	Name:	Peter I. Cittadini
	Title:	President and Chief Executive Officer

INDEX OF EXHIBITS
ITEM 12. EXHIBITS
Item 12 of Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(5)(J):

Exhibit
Number	Document

(a)(1)(A)	Offer to Purchase, dated November 5, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 5, 2008.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees., dated November 5, 2008.*

(a)(1)(F)	Supplement to the Offer to Purchase, dated November 24, 2008.**

(a)(1)(G)	Form of Amended Letter of Transmittal, dated November 24, 2008.**

(a)(1)(H)
Form of Amended Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9), dated November 24, 2008.**

(a)(1)(I)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 24, 2008.**

(a)(1)(J)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees., dated November 24, 2008.**

(a)(1)(K)	Second Supplement to the Offer to Purchase, dated December 5, 2008. ***

(a)(1)(L)	Form of Second Amended Letter of Transmittal, dated December 5, 2008. ***

(a)(1)(M)
Form of Second Amended Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9), dated December 5, 2008. ***

(a)(1)(N)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated December 5, 2008. ***

(a)(1)(O)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees., dated December 5, 2008. ***

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Letter from President and Chief Executive Officer to Stockholders, dated November 5, 2008.*

(a)(5)(B)	Form of Email to Employees, dated November 5, 2008.*

(a)(5)(C)	Press Release issued on November 5, 2008.*

(a)(5)(D)	Letter from President and Chief Executive Officer to Stockholders, dated November 24, 2008.**

(a)(5)(F)	Press Release issued on November 24, 2008.**

(a)(5)(G)	Letter from President and Chief Executive Officer to Stockholders, dated December 5, 2008. ***

Exhibit
Number	Document

(a)(5)(H)	Form of Email to Employees, dated December 5, 2008. ***

(a)(5)(I)	Press Release issued on December 4, 2008. ***

(a)(5)(I)	Press Release issued on December 19, 2008.

(b)(1)	Credit Agreement effective as of November 3, 2008 between the Company and Wells Fargo Foothill, LLC, as arranger, administrative agent and lender.*

(d)(1)	Actuate Corporation Amended and Restated 1998 Equity Incentive Plan.(1)

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Schedule TO on November 5, 2008.

**	Previously filed with the Schedule TO-I/A on November 24, 2008.

***	Previously filed with the Schedule TO-I/A on December 5, 2008.

(1)	Incorporated by reference to Exhibit 99.1 to Actuate Corporation on Form S-1 (File No. 333.-55741) filed on June 1, 1998.